CUSIP No. 059690107	Page 1 of 19 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)

BANCORP RHODE ISLAND, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

059690107
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 059690107	Page 2 of 19 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 133,563
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 133,563

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 3 of 19 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 62,092
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 62,092

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,092
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 4 of 19 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 66,176
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 66,176

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 5 of 19 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 310,955
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 310,955

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,955
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 6 of 19 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 66,176
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 66,176

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 7 of 19 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 377,131
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 377,131

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 8 of 19 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 377,131
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 377,131

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 9 of 19 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 500
BENEFICIALLY OWNED	8	SHARED VOTING POWER 377,131
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 500
PERSON WITH:	10	SHARED DISPOSITIVE POWER 377,131

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 10 of 19 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 115,300
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 115,300

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 11 of 19 Pages

Item 1.	Security and Issuer

        This Schedule 13D/A relates to the common stock, par value $0.01 per share (“Common Stock”), of Bancorp Rhode Island, Inc. (the “Company” or “BancorpRI”). The address of the principal executive offices of the Company is One Turks Head Place, Providence, Rhode Island 02903-2219.

Item 2.	Identity and Background

        This Schedule 13D/A is being filed jointly by the parties identified below. All of the filers of this Schedule 13D/A are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group was attached as Exhibit 1 to Amendment No. 9 to the Schedule 13D.

•	Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP; and

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and as individuals.

        (a)-(c)        This Schedule 13D/A is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

CUSIP No. 059690107	Page 12 of 19 Pages

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        (d)        During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)        All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 378,631 shares of Common Stock of the Company acquired at an aggregate cost of $13,649,362.

        The amount of funds expended by Financial Edge Fund to acquire the 133,563 shares of Common Stock it holds in its name is $4,833,348. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”) on such firms’ usual terms and conditions.

        The amount of funds expended by Financial Edge Strategic to acquire the 62,092 shares of Common Stock it holds in its name is $2,230,976. Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by BNP Paribas on such firms’ usual terms and conditions.

CUSIP No. 059690107	Page 13 of 19 Pages

        The amount of funds expended by Focused Fund to acquire the 115,300 shares of Common Stock it holds in its name is $4,118,418. Such funds were provided from Focused Fund’s available capital and from time to time by margin provided by BNP Paribas on such firms’ usual terms and conditions.

        The amount of funds expended by Goodbody/PL LP to acquire the 66,176 shares of Common Stock it holds in its name is $2,413,578. Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by BNP Paribas on such firms’ usual terms and conditions.

        The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name was $35,408. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 500 shares of Common Stock he holds in his name was $17,634. Such funds were provided from Mr. Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, the Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP have margin or other loans outstanding secured by Common Stock on BNP Paribas’ usual terms and conditions.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s tenth amendment to its initial Schedule 13D filing. The PL Capital Group owns 8.3% of BancorpRI based upon the Company’s aggregate outstanding 4,569,204 shares of Common Stock as of November 5, 2008. PL Capital Group’s intent is to influence the policies of BancorpRI and assert PL Capital Group’s shareholder rights, with a goal of maximizing the value of the Common Stock.

        On January 30, 2009, the PL Capital Group sent a letter to the board of directors of BancorpRI informing them of (1) the PL Capital Group’s intent to solicit proxies from fellow shareholders of Bancorp Rhode Island at the 2009 Annual Meeting of Shareholders and (2) management’s mishandling of an important conference call with analysts, investors and shareholders on January 29, 2009. A copy of this letter and a related press release are attached as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D/A.

        On February 3, 2009, the Company responded to the PL Capital Group’s January 30, 2009 letter. A copy of this letter is attached as Exhibit 4 to this Schedule 13D/A. The PL Capital Group sent a follow-up letter on February 3, 2009. A copy of this letter and a related press release are attached as Exhibit 5 and Exhibit 6, respectively, to this Schedule 13D/A.

CUSIP No. 059690107	Page 14 of 19 Pages

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D/A, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D/A. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D/A are calculated based upon the number of outstanding shares of Common Stock, 4,569,204, reported as the number of outstanding shares as of November 5, 2008, in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008.

        The PL Capital Group made the following transactions in the Common Stock within the past 60 days.

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	The Financial Edge Fund has made no purchases or sales of Common Stock during the past 60 days (measured from the date this Schedule 13D/A was filed).

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

CUSIP No. 059690107	Page 15 of 19 Pages

(c)	Financial Edge Strategic has made no purchases or sales of Common Stock during the past 60 days (measured from the date this Schedule 13D/A was filed).

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund has made no purchases or sales of Common Stock during the past 60 days (measured from the date this Schedule 13D/A was filed).

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP has made no purchases or sales of Common Stock during the past 60 days (measured from the date this Schedule 13D/A was filed).

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)	PL Capital

(a)-(b)	See cover page.

CUSIP No. 059690107	Page 16 of 19 Pages

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer has made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

(I)	Mr. Richard Lashley

(a)-(b)	See cover page.

CUSIP No. 059690107	Page 17 of 19 Pages

(c)	Mr. Lashley has made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

        With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to Amendment No 9 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	PL Capital Letter, dated January 30, 2009, to Board of Directors of BancorpRI.
3	PL Capital Press Release, date February 2, 2009.
4	BancorpRI Letter, dated February 3, 2009, to PL Capital.
5	PL Capital Letter, dated February 3, 2009, to Board of Directors of BancorpRI.
6	PL Capital Press Release, date February 3, 2009.

*Filed previously.

CUSIP No. 059690107	Page 18 of 19 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2009

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 059690107	Page 19 of 19 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

Exhibit 2

January 30, 2009	VIA TELEFAX AND OVERNIGHT MAIL

Board of Directors
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, RI 02903

Dear Members of the Board of Directors:

BancorpRI’s recently released 2008 financial results and 2009 guidance, the decline in BancorpRI’s stock price and the failure of the board and management of BancorpRI to maximize the value and improve the performance of the Company, as promised, are clear indicators that improvements are needed in the Company’s corporate governance. We are also concerned about the poor treatment of shareholders by management, as evidenced most recently by the mishandling of the Q4 2008 conference call held on January 29, 2009.

For all of these reasons, we presently intend to file our own proxy statement with the Securities and Exchange Commission (SEC) to solicit proxies on the WHITE card for several shareholder proposals, as described later in this letter.

THE BOARD AND MANAGEMENT OF BANCORP RHODE ISLAND FAILED TO MAXIMIZE SHAREHOLDER VALUE AND IMPROVE THE PERFORMANCE OF THE COMPANY AS PROMISED

When Rich Lashley informed CEO Merrill Sherman in December 2007 that PL Capital was planning to run a proxy contest for three board seats at the May 2008 Annual Meeting, she seemed genuinely surprised that we felt the need to do that. She tried to convince him that it was unnecessary, saying that the board and management were focused on shareholder value and a proxy fight would interfere with the Company’s ability and intent to maximize shareholder value. In a subsequent letter to shareholders, the Company noted that “your Board, consistent with its fiduciary obligations, has always taken and will continue to take responsible and appropriate steps in evaluating all opportunities to enhance shareholder value, including potential mergers and acquisitions.” That same letter also noted that an investment bank had been advising the board on strategic matters including “the banking industry marketplace and all potential value-creating opportunities.” Ms. Sherman also made representations to shareholders that a vote for PL Capital was a vote for a “fire sale” and that the current board and management would maximize shareholder value on its own.

As you well know, we ran a proxy contest in 2007 and 2008 because we did not believe Ms. Sherman’s and the board’s representations about the intent to maximize the value of the franchise. We also felt compelled to run the proxy contests because it seemed clear to us that the Company’s performance was not going to improve materially. You must recall the numerous times we noted that the efficiency ratio was stuck in the 65% to 75% range when it should be 55% to 60%, the Return on Equity (ROE) was unlikely to significantly exceed 8% anytime soon, and because of this performance something had to change. We stated our belief that either new leadership should be brought in (starting at the top, with CEO Ms. Sherman) or the Company should be sold while it could obtain a high premium, reflective of the Company’s scarcity value and the relative health of the economy and bank merger market at that time.

In hindsight, we were correct, and still are. Unfortunately, the board and management have stayed the course and produced the following results, which we believe demonstrate the failure of the board and management to maximize shareholder value and improve the performance of the Company as promised:

•	BancorpRI’s stock declined 56% from a high of approximately $45 in late 2006 and early 2007 (which happens to coincide with PL Capital’s announced intent to run for board seats and push the Company to maximize shareholder value) to the current price of $19.75 (on January 29, 2009, shortly after the most recent Q4 2008 conference call, which did not go well in our view—see below);

•	BancorpRI’s ROE in 2006 (7.22%), 2007 (7.87%) and 2008 (8.01%) remained capped at the 8% level, as we predicted, well below the 10%+ ROEs produced in 2000, 2001, 2002, 2003, 2004 and 2005;

•	Management’s most recent guidance is for BancorpRI to earn approximately $1.60 to $1.70 per share in 2009, down from $1.96 per share in 2008; this implies a 2009 ROE of approximately 6%; and

•	BancorpRI’s efficiency ratio in 2006 (75.6%), 2007 (73.0%) and 2008 (67.7%) remained stuck in the 65% to 75% range we predicted, well above the 60% to 65% efficiency ratios produced in 1998, 1999, 2000, 2001 and 2002, and well above the 55% to 60% level achieved by many peers.

In our view, there is no doubt that by not selling BancorpRI in 2006 or 2007, the board missed a significant opportunity to maximize shareholder value. In 2007, a research analyst at Keefe, Bruyette & Woods (KBW) was quoted as saying that the BancorpRI franchise was worth approximately $44 per share in a sale. Other analysts previously opined that BancorpRI could be worth more than $50 per share in a sale. By most accounts, those levels were achievable if the board and management team had acted in 2006 or 2007.

CEO Merrill Sherman disagreed with our assessment, saying on numerous occasions that the shareholder value of BancorpRI would be maximized by growing the franchise instead of selling it. Despite her efforts and (we believe limited) success in growing the franchise and earnings, she and the board were wrong. The franchise value of BancorpRI is lower today than it was at any time in 2006 and 2007. It may take years, if ever, to recover the franchise value premium that could have been achieved in a 2006 or 2007 sale.

While we understand why a CEO who makes in excess of $1.0 million per year in total compensation running a public company would not want to admit that shareholders could be better served by selling the company (or stepping down so a more highly qualified bank executive could become CEO), we find it difficult to understand why the board failed to make this judgment. We are not holding the board accountable for not foreseeing the credit crunch or the severe recession, which has made the problems even worse. We are merely saying that we believe it was fairly easy to see that conditions in 2006 and 2007 (in the economy and the bank merger market) were very unlikely to improve and that waiting was a strategic mistake, as the Company’s performance was unlikely to materially improve.

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THE MOST RECENT Q4 2008 CONFERENCE CALL WAS MISHANDLED—HURTING THE CEO’S AND COMPANY’S CREDIBILITY

At a time when shareholder and analyst angst is high and patience low, the Company decided to abruptly cut off the Q4 2008 and 2009 Guidance conference call after only 28 minutes, most of which was filled with management’s presentation. Only three callers were allowed to ask questions. We had several questions to ask and were waiting in the queue when the call suddenly ended. We are sure there were others that were cut-off as well. No warning was given that the call would be truncated so quickly. If analysts and shareholders were willing to remain on the line to ask questions, then management should have stayed on until all questions were asked and answered. This was not the first time this happened. You should recall a similar episode when management admitted that they purposely blocked us from asking questions on a quarterly conference call.

We believe the truncated Q4 2008 and 2009 Guidance conference call is just another example of how poorly the Company and management treat shareholders. We recall how we and other shareholders were given limited time to speak and ask questions at the last two shareholders’ meetings. We also recall the unprofessional and embarrassing behavior of board member Anthony “Tony the Barber” Andrade (his description, not ours) at the May 2008 Annual Meeting. The board should be embarrassed by this behavior.

One lesson we have learned repeatedly over the years is that the companies, CEOs and CFOs who are open, transparent and available for questions (and even criticism) are the ones that get the benefit of the doubt, especially in tough times. Based on the actions we have seen, this management team has not demonstrated openness and transparency, nor demonstrated a willingness to listen to shareholders.

For example, the Q4 2008 press release was not issued in its entirety until one-half hour before the call began. Even if the press release had been issued normally, it would not have been timely. The quarterly press release is normally released at 8 a.m., two hours before the call begins, a time frame we have objected to several times with management, to no avail. Very few public companies have that short of a window between the press release and the conference call, and we believe that it is inappropriate and serves no purpose. There is no apparent reason why the press release is not issued the afternoon before the next morning’s conference call.

Further, we believe the tone at the top is not conducive to good shareholder relations. Specifically, CEO Merrill Sherman has demonstrated to us a reluctance to be open and deal with shareholders in a productive and respectful manner. Whether she realizes it or not, we have observed that she becomes notably impatient and curt when anyone questions her or requests more in-depth responses. In our conversations with her, she also typically refuses to answer any question in-depth, by invoking “Regulation FD.” We talk to CEO’s and CFO’s constantly, and none of them hide behind “Regulation FD” as often as she does.

CORPORATE GOVERNANCE IMPROVEMENTS ARE NEEDED

To us, the missteps of the past few years highlight the need for improvement in BancorpRI’s corporate governance. For that reason, we presently intend to file our own proxy statement with the SEC to solicit votes on the WHITE card at the 2009 Annual Meeting for several shareholder proposals, which if enacted, we believe will significantly improve the corporate governance profile of the Company. While we have not finalized our proxy materials, our proposals will at a minimum include:

1.	Majority Voting Standard—in an uncontested election, any director that fails to garner a majority of affirmative votes cast FOR their election will have to tender their resignation; and

2.	Declassified Board—each and every director will stand for election annually; and

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3.	Reduction in Board Size—significantly reduce the size of the board to reduce costs and improve the board’s responsive and effectiveness

The majority voting standard and declassified board are recommended and supported by most corporate governance experts, including proxy governance firms such as RiskMetrics Group (formerly ISS) and others. Numerous public companies have adopted these standards. With respect to the size of the board, we believe the cost to shareholders of a fifteen person board is unsupportable in today’s economy, and, in our experience, smaller boards are also more responsive and effective than large boards. In short, we believe these proposals are highly likely to be approved by shareholders at the 2009 Annual Meeting.

We request that the board pre-emptively adopt the three proposals outlined above, in advance of the 2009 Annual Meeting (including making these corporate governance improvements applicable to the upcoming 2009 Annual Meeting). This will save the Company the time and expense of a proxy contest and allow management to focus on the day to day management of the Company.

We highly recommend that the board consult with its corporate governance advisors to discuss these standards as soon as practical. We would be pleased to discuss these proposals with the full board or a committee of the board at any time.

Please be aware that we plan to issue a press release calling attention to BancorpRI’s mishandling of the conference call and announcing our intent to solicit proxies at the 2009 Annual Meeting. If it has not already done so, we also recommend that the Company issue a Form 8-K containing the 2009 Guidance disclosed in the conference call because the Q4 2008 press release fails to disclose the 2009 Guidance or even mention that it is going to be disclosed in the conference call. We appreciate the Company’s issuance of guidance for 2009, however it should be shared with all shareholders, analysts and potential investors, not just the limited number of participants on the conference call.

Please feel free to call either of us at anytime. Please distribute a copy of this letter to every member of the board.

Sincerely,

/s/ Richard Lashley	/s/ John Wm. Palmer
Richard Lashley	John Wm. Palmer
Principal	Principal

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Exhibit 3

PL CAPITAL INFORMS BANCORP RHODE ISLAND’S BOARD OF (1) ITS INTENT TO SOLICIT PROXIES AT THE 2009 ANNUAL MEETING — SEEKING IMPROVEMENTS IN CORPORATE GOVERNANCE, AND (2) BANCORP RHODE ISLAND MANAGEMENT’S MISHANDLED CONFERENCE CALL ON JANUARY 29, 2009

Naperville, IL February 2, 2009 PR Newswire/ — On January 30, 2009, the PL Capital Group sent a letter to the board of directors of Bancorp Rhode Island, Inc. (NASDAQ: BARI), informing them of (1) PL Capital’s intent to solicit proxies from fellow shareholders of Bancorp Rhode Island at the 2009 Annual Meeting of Shareholders and (2) Bancorp Rhode Island management’s mishandling of an important conference call with analysts, investors and shareholders on January 29, 2009.

The PL Capital Group plans to issue its own proxy statement containing, among other things, the following shareholder proposals:

•	Majority Voting Standard-in an uncontested election, any director that fails to garner a majority of affirmative votes cast FOR their election will have to tender their resignation

•	Declassified Board-each and every director stands for election annually

•	Reduction in the size of the Board-Bancorp Rhode Island currently has fifteen directors; in PL Capital’s view a board that large is unsupportable in today’s economy (too expensive); in PL Capital’s view a much smaller board would also be more responsive and effective

“If these proposals are approved by shareholders and adopted by Bancorp Rhode Island, it would help ensure the board’s accountability to shareholders, each and every year, even in uncontested elections,” noted PL Capital principal Rich Lashley. “Bancorp Rhode Island’s board missed several critical opportunities to maximize shareholder value in 2006 and 2007, and management has failed to improve the performance of Bancorp Rhode Island as they promised. Shareholders deserve the right to cast a vote for directors each year that actually counts,” Mr. Lashley added.

“The majority voting and declassified board standards that we are proposing are widely considered to be the gold standard in corporate governance. We have asked the board of directors of Bancorp Rhode Island to adopt these standards unilaterally, before the 2009 Annual Meeting and without the need for a proxy contest,” noted PL Capital principal John Palmer. “We hope the board members place the interests of shareholders ahead of their own,” Mr. Palmer added.

PL Capital’s letter to the board of directors contained the following excerpts with regard to Bancorp Rhode Island’s performance and the decisions made by the board in the past few years, which led to PL Capital’s decision to seek these proposals:

“THE BOARD AND MANAGEMENT OF BANCORP RHODE ISLAND FAILED TO MAXIMIZE SHAREHOLDER VALUE AND IMPROVE THE PERFORMANCE OF THE COMPANY AS PROMISED

When Rich Lashley informed CEO Merrill Sherman in December 2007 that PL Capital was planning to run a proxy contest for three board seats at the May 2008 Annual Meeting, she seemed genuinely surprised that we felt the need to do that. She tried to convince him that it was unnecessary, saying that the board and management were focused on shareholder value and a proxy fight would interfere with the Company’s ability and intent to maximize shareholder value. In a subsequent letter to shareholders, the Company noted that “your Board, consistent with its fiduciary obligations, has always taken and will continue to take responsible and appropriate steps in evaluating all opportunities to enhance shareholder value, including potential mergers and acquisitions.” That same letter also noted that an investment bank had been advising the board on strategic matters including “the banking industry marketplace and all potential value-creating opportunities.” Ms. Sherman also made representations to shareholders that a vote for PL Capital was a vote for a “fire sale” and that the current board and management would maximize shareholder value on its own.

As you well know, we ran a proxy contest in 2007 and 2008 because we did not believe Ms. Sherman’s and the board’s representations about the intent to maximize the value of the franchise. We also felt compelled to run the proxy contests because it seemed clear to us that the Company’s performance was not going to improve materially. You must recall the numerous times we noted that the efficiency ratio was stuck in the 65% to 75% range when it should be 55% to 60%, the Return on Equity (ROE) was unlikely to significantly exceed 8% anytime soon, and because of this performance something had to change. We stated our belief that either new leadership should be brought in (starting at the top, with CEO Ms. Sherman) or the Company should be sold while it could obtain a high premium, reflective of the Company’s scarcity value and the relative health of the economy and bank merger market at that time.

In hindsight, we were correct, and still are. Unfortunately, the board and management have stayed the course and produced the following results, which we believe demonstrate the failure of the board and management to maximize shareholder value and improve the performance of the Company as promised:

•	BancorpRI’s stock declined 56% from a high of approximately $45 in late 2006 and early 2007 (which happens to coincide with PL Capital’s announced intent to run for board seats and push the Company to maximize shareholder value) to the current price of $19.75 (on January 29, 2009, shortly after the most recent Q4 2008 conference call, which did not go well in our view—see below);

•	BancorpRI’s ROE in 2006 (7.22%), 2007 (7.87%) and 2008 (8.01%) remained capped at the 8% level, as we predicted, well below the 10%+ ROEs produced in 2000, 2001, 2002, 2003, 2004 and 2005;

•	Management’s most recent guidance is for BancorpRI to earn approximately $1.60 to $1.70 per share in 2009, down from $1.96 per share in 2008; this implies a 2009 ROE of approximately 6%; and

•	BancorpRI’s efficiency ratio in 2006 (75.6%), 2007 (73.0%) and 2008 (67.7%) remained stuck in the 65% to 75% range we predicted, well above the 60% to 65% efficiency ratios produced in 1998, 1999, 2000, 2001 and 2002, and well above the 55% to 60% level achieved by many peers.

2

In our view, there is no doubt that by not selling BancorpRI in 2006 or 2007, the board missed a significant opportunity to maximize shareholder value. In 2007, a research analyst at Keefe, Bruyette & Woods (KBW) was quoted as saying that the BancorpRI franchise was worth approximately $44 per share in a sale. Other analysts previously opined that BancorpRI could be worth more than $50 per share in a sale. By most accounts, those levels were achievable if the board and management team had acted in 2006 or 2007.

CEO Merrill Sherman disagreed with our assessment, saying on numerous occasions that the shareholder value of BancorpRI would be maximized by growing the franchise instead of selling it. Despite her efforts and (we believe limited) success in growing the franchise and earnings, she and the board were wrong. The franchise value of BancorpRI is lower today than it was at any time in 2006 and 2007. It may take years, if ever, to recover the franchise value premium that could have been achieved in a 2006 or 2007 sale.

While we understand why a CEO who makes in excess of $1.0 million per year in total compensation running a public company would not want to admit that shareholders could be better served by selling the company (or stepping down so a more highly qualified bank executive could become CEO), we find it difficult to understand why the board failed to make this judgment. We are not holding the board accountable for not foreseeing the credit crunch or the severe recession, which has made the problems even worse. We are merely saying that we believe it was fairly easy to see that conditions in 2006 and 2007 (in the economy and the bank merger market) were very unlikely to improve and that waiting was a strategic mistake, as the Company’s performance was unlikely to materially improve.”

*************************

Bancorp Rhode Island’s Management Mishandled an Important Conference Call with Analysts and Investors

On January 29, 2009 the management of Bancorp Rhode Island, CEO Merrill Sherman and CFO Linda Simmons, held a conference call to discuss the results for Q4 2008 and the year ended 2008. In that call, they also provided guidance for 2009. The call was mishandled in PL Capital’s view, for the reasons noted below, which were included in PL Capital’s letter of January 30, 2009 to the board of Bancorp Rhode Island, excerpts of which follow:

“THE MOST RECENT Q4 2008 CONFERENCE CALL WAS MISHANDLED—HURTING THE CEO’S AND COMPANY’S CREDIBILITY

At a time when shareholder and analyst angst is high and patience low, the Company decided to abruptly cut off the Q4 2008 and 2009 Guidance conference call after only 28 minutes, most of which was filled with management’s presentation. Only three callers were allowed to ask questions. We had several questions to ask and were waiting in the queue when the call suddenly ended. We are sure there were others that were cut-off as well. No warning was given that the call would be truncated so quickly. If analysts and shareholders were willing to remain on the line to ask questions, then management should have stayed on until all questions were asked and answered. This was not the first time this happened. You should recall a similar episode when management admitted that they purposely blocked us from asking questions on a quarterly conference call.

3

We believe the truncated Q4 2008 and 2009 Guidance conference call is just another example of how poorly the Company and management treat shareholders. We recall how we and other shareholders were given limited time to speak and ask questions at the last two shareholders’ meetings. We also recall the unprofessional and embarrassing behavior of board member Anthony “Tony the Barber” Andrade (his description, not ours) at the May 2008 Annual Meeting. The board should be embarrassed by this behavior.

One lesson we have learned repeatedly over the years is that the companies, CEOs and CFOs who are open, transparent and available for questions (and even criticism) are the ones that get the benefit of the doubt, especially in tough times. Based on the actions we have seen, this management team has not demonstrated openness and transparency, nor demonstrated a willingness to listen to shareholders.

For example, the Q4 2008 press release was not issued in its entirety until one-half hour before the call began. Even if the press release had been issued normally, it would not have been timely. The quarterly press release is normally released at 8 a.m., two hours before the call begins, a time frame we have objected to several times with management, to no avail. Very few public companies have that short of a window between the press release and the conference call, and we believe that it is inappropriate and serves no purpose. There is no apparent reason why the press release is not issued the afternoon before the next morning’s conference call.

Further, we believe the tone at the top is not conducive to good shareholder relations. Specifically, CEO Merrill Sherman has demonstrated to us a reluctance to be open and deal with shareholders in a productive and respectful manner. Whether she realizes it or not, we have observed that she becomes notably impatient and curt when anyone questions her or requests more in-depth responses. In our conversations with her, she also typically refuses to answer any question in-depth, by invoking “Regulation FD.” We talk to CEO’s and CFO’s constantly, and none of them hide behind “Regulation FD” as often as she does.”

Contact:	Richard Lashley	John W. Palmer
	973-360-1666	630-848-1340
	Bankfund@aol.com	Palmersail@aol.com

Important Information

PL Capital Group currently intends to file a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with PL Capital Group’s potential submission of corporate governance proposals for approval by stockholders at Bancorp Rhode Island’s 2009 Annual Meeting of Stockholders. The definitive proxy statement and proxy card will be sent to stockholders of Bancorp Rhode Island seeking their support of the corporate governance proposals at Bancorp Rhode Island’s 2009 Annual Meeting of Stockholders. Stockholders are urged to read the definitive proxy statement and proxy card when they become available, because they will contain important information about the corporate governance proposals submitted by PL Capital Group and related matters. Stockholders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by PL Capital Group with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement (when available) and other related SEC documents filed by PL Capital Group with the SEC may also be obtained free of charge from PL Capital Group.

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Participants in Solicitation

PL Capital Group consists of the following persons who will be participants in the solicitation from Bancorp Rhode Island, Inc.‘s stockholders of proxies in favor of PL Capital Group’s corporate governance proposals: PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge Fund, L.P.; Financial Edge-Strategic Fund, L.P.; PL Capital/Focused Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital Advisors, LLC; Richard J. Lashley; and John W. Palmer. Such participants may have interests in the solicitation, including as a result of holding shares of Bancorp Rhode Island common stock. Information regarding the participants and their interests will be contained in the definitive proxy statement to be filed by PL Capital Group with the SEC in connection with Bancorp Rhode Island’s 2009 Annual Meeting of Stockholders.

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EXHIBIT 4

BANCORPRI
BANCORP RHODE ISLAND, INC.

February 3, 2009

Mr. Richard J. Lashley
Mr. John W. Palmer
PL Capital LLC
466 Southern Boulevard
Adams Building
Chatham, NJ 07928

Dear Messrs. Lashley and Palmer:

Your January 30, 2009, letter addressed to the Board of Directors of Bancorp Rhode Island, Inc. (the “Company”) was forwarded to the members of the Board on the date it was received. Additionally, in accordance with our governance practices, the shareholder proposals you outlined in your letter will be reviewed carefully by the Company’s Board Governance and Nominating Committee. After its review, the Committee will make a recommendation to the full Board with respect to your proposals.

Much of your letter is a restatement of your previously expressed views as to the Company’s strategy and performance. In the past two years, PL Capital has nominated candidates for election to the Company’s Board of Directors. In both years, these candidates were soundly defeated, and in 2008 they lost by an even greater margin than in the previous year. Last year, the proxy contest and related matters cost the Company’s shareholders approximately $500,000 pre-tax. Despite those costs, the Company, unlike many other banks in the country, was able to post a year-over-year increase in earnings and EPS.

Your letter also contains a number of misstatements about the Company’s recent conference call. We were fully prepared to answer any and all questions. In fact, we have answered questions from you during several previous conference calls.

According to the conference call operator, there were NO other participants in the queue when our most recent call ended. Since learning of your assertions, we contacted our conference call service provider (which is not affiliated with the Company) and they confirmed there were no other individuals in the queue waiting to ask questions. We have asked them to instruct their operators to expressly solicit any further questions before terminating future calls.

As always, any shareholders, analysts or other interested parties should feel free to call our office with any questions, and we will be glad to speak with them.

Correspondence Address: P.O. Box 9488, Providence, Rhode Island 02940-9488
Corporate Address: One Turks Head Place, Providence, Rhode Island 02903, Main Number 401.456.5000

Mr. Richard J. Lashley
Mr. John W. Palmer

February 3, 2009

Finally, we also take this opportunity to remind you that webcasts of our earnings conference calls – containing a recording of the entire call, including any guidance – are available on the Investor Relations section of our website for at least six months following each call.

Very truly yours,

/s/ Malcolm G. Chace	/s/ Merrill W. Sherman
Malcolm G. Chace	Merrill W. Sherman
Chairman of the Board	President and CEO

Exhibit 5

February 3, 2009

VIA EMAIL AND TELEFAX

Ms. Merrill Sherman, President & CEO
Mr. Malcolm G. Chace, Chairman
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, RI 02903

Dear Ms. Sherman and Mr. Chace:

Thank you for the quick response to our letter.

With regard to our shareholder proposals, we appreciate that the Nominating and Governance Committee will review them. While it is a good idea for the Committee to begin considering the three proposals outlined in our letter, as we noted in our letter those proposals are not finalized or necessarily complete. We will submit our formal proposals in accordance with the deadlines and requirements contained in BancorpRI’s by-laws. We may add additional proposals. For example, we are considering adding a proposal on executive compensation (which in part depends upon whether or not the U.S. Treasury imposes additional executive compensation limits on TARP recipients such as BancorpRI, as has been discussed recently).

With regard to your claim that our letter is a restatement of our previously expressed views as to the Company’s strategy and performance, you are correct. We have consistently held these views and still hold them. The implication in your letter that this is somehow dismissive of our claims, is incorrect. The fact that we lost the proxy contest in the past two years does not invalidate our views. It just means that many shareholders (and ISS) gave BancorpRI the benefit of the doubt in the prior years’ elections. In hindsight, this appears to be a mistake, in our view, given the results. Your response to our letter failed to address the substantive concerns we raised over the Company’s performance, the loss of shareholder value and missed strategic opportunities. We look forward to those items being addressed.

With regard to costs incurred by the Company in the 2008 proxy contest ($500,000 pretax), we are not responsible for management’s inability to control costs. We spent less than one-third of what the Company spent so it’s hard for us to understand why the Company incurred such high costs. If management’s inability to complete this project (the proxy contest) without incurring such high costs is indicative of all of its activities, it may explain why the Company’s efficiency ratio is so high.

We are of course sensitive to how management and the Board spends our (and all shareholders) money, which is why we are requesting that the Board adopt our shareholder proposals unilaterally, without the need for another proxy contest. Spending shareholder’s money and wasting management’s time fighting against corporate governance standards which are widely adopted by other public companies and widely supported by corporate governance experts, would be a waste of corporate assets on the Board’s part in our view.

With regard to the conference call, we accept your representation that the abrupt end to the call may have been unintended and out of management’s control. I can assure you that I had dialed into the queue to ask questions. Perhaps it did not register in the system, but if the operator had asked whether there were additional questions and given everyone time to re-enter the queue, I would have done so. I spoke to one other large holder of the stock that was on the call and waiting to enter the queue (he normally waits to ask questions, to see if his questions get answered by other callers.) The call ended so abruptly that he was unable to ask questions.

Your letter failed to address our request that the earnings release be issued the afternoon prior to the next morning’s conference call. We look forward to that simple improvement being made in future quarters.

With regard to your dismissal of our request that a Form 8-K be issued containing the 2009 guidance verbally disclosed in the Q4 2008 conference call (by noting that the call is archived on the Company’s website for six months), we repeat our claim that the companies and management teams that provide transparency and are open to questions are more respected and trusted by shareholders, analysts and investors. Refusal to issue the guidance in a Form 8-K is your prerogative, and regrettably proves our point.

Please provide a copy of this letter to the entire Board of Directors because it contains items important to their consideration of our shareholder proposals.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal

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Exhibit 6

PL CAPITAL RESPONDS TO BANCORP RHODE ISLAND

Naperville, IL February 3, 2009 PR Newswire/ — On January 30, 2009, the PL Capital Group sent a letter to the board of directors of Bancorp Rhode Island, Inc. (NASDAQ: BARI), informing them of (1) PL Capital’s intent to solicit proxies from fellow shareholders of Bancorp Rhode Island at the 2009 Annual Meeting of Shareholders and (2) Bancorp Rhode Island management’s mishandling of an important conference call with analysts, investors and shareholders on January 29, 2009. On February 3, 2009 Bancorp Rhode Island management sent a letter to PL Capital and issued a press release dated February 3, 2009 which purported to address PL Capital’s concerns.

In a subsequent letter dated February 3, 2009 to BancorpRI, the PL Capital Group responded as follows:

“With regard to our shareholder proposals, we appreciate that the Nominating and Governance Committee will review them. While it is a good idea for the Committee to begin considering the three proposals outlined in our letter, as we noted in our letter those proposals are not finalized or necessarily complete. We will submit our formal proposals in accordance with the deadlines and requirements contained in BancorpRI’s by-laws. We may add additional proposals. For example, we are considering adding a proposal on executive compensation (which in part depends upon whether or not the U.S. Treasury imposes additional executive compensation limits on TARP recipients such as BancorpRI, as has been discussed recently).

With regard to your claim that our letter is a restatement of our previously expressed views as to the Company’s strategy and performance, you are correct. We have consistently held these views and still hold them. The implication in your letter that this is somehow dismissive of our claims, is incorrect. The fact that we lost the proxy contest in the past two years does not invalidate our views. It just means that many shareholders (and ISS) gave BancorpRI the benefit of the doubt in the prior years’ elections. In hindsight, this appears to be a mistake, in our view, given the results. Your response to our letter failed to address the substantive concerns we raised over the Company’s performance, the loss of shareholder value and missed strategic opportunities. We look forward to those items being addressed.

With regard to costs incurred by the Company in the 2008 proxy contest ($500,000 pretax), we are not responsible for management’s inability to control costs. We spent less than one-third of what the Company spent so it’s hard for us to understand why the Company incurred such high costs. If management’s inability to complete this project (the proxy contest) without incurring such high costs is indicative of all of its activities, it may explain why the Company’s efficiency ratio is so high.

We are of course sensitive to how management and the Board spends our (and all shareholders) money, which is why we are requesting that the Board adopt our shareholder proposals unilaterally, without the need for another proxy contest. Spending shareholder’s money and wasting management’s time fighting against corporate governance standards which are widely adopted by other public companies and widely supported by corporate governance experts, would be a waste of corporate assets on the Board’s part in our view.

With regard to the conference call, we accept your representation that the abrupt end to the call may have been unintended and out of management’s control. I can assure you that I had dialed into the queue to ask questions. Perhaps it did not register in the system, but if the operator had asked whether there were additional questions and given everyone time to re-enter the queue, I would have done so. I spoke to one other large holder of the stock that was on the call and waiting to enter the queue (he normally waits to ask questions, to see if his questions get answered by other callers.) The call ended so abruptly that he was unable to ask questions.

Your letter failed to address our request that the earnings release be issued the afternoon prior to the next morning’s conference call. We look forward to that simple improvement being made in future quarters.

With regard to your dismissal of our request that a Form 8-K be issued containing the 2009 guidance verbally disclosed in the Q4 2008 conference call (by noting that the call is archived on the Company’s website for six months), we repeat our claim that the companies and management teams that provide transparency and are open to questions are more respected and trusted by shareholders, analysts and investors. Refusal to issue the guidance in a Form 8-K is your prerogative, and regrettably proves our point.”

Contact:	Richard Lashley	John W. Palmer
	973-360-1666	630-848-1340
	Bankfund@aol.com	Palmersail@aol.com

Important Information

PL Capital Group currently intends to file a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with PL Capital Group’s potential submission of corporate governance proposals for approval by stockholders at Bancorp Rhode Island’s 2009 Annual Meeting of Stockholders. The definitive proxy statement and proxy card will be sent to stockholders of Bancorp Rhode Island seeking their support of the corporate governance proposals at Bancorp Rhode Island’s 2009 Annual Meeting of Stockholders. Stockholders are urged to read the definitive proxy statement and proxy card when they become available, because they will contain important information about the corporate governance proposals submitted by PL Capital Group and related matters. Stockholders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by PL Capital Group with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement (when available) and other related SEC documents filed by PL Capital Group with the SEC may also be obtained free of charge from PL Capital Group.

Participants in Solicitation

PL Capital Group consists of the following persons who will be participants in the solicitation from Bancorp Rhode Island, Inc.‘s stockholders of proxies in favor of PL Capital Group’s corporate governance proposals: PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge Fund, L.P.; Financial Edge-Strategic Fund, L.P.; PL Capital/Focused Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital Advisors, LLC; Richard J. Lashley; and John W. Palmer. Such participants may have interests in the solicitation, including as a result of holding shares of Bancorp Rhode Island common stock. Information regarding the participants and their interests will be contained in the definitive proxy statement to be filed by PL Capital Group with the SEC in connection with Bancorp Rhode Island’s 2009 Annual Meeting of Stockholders.

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